VALDOR TECHNOLOGY INTERNATIONAL INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014 and 2013

(Stated in US Dollars)

(Unaudited - Prepared by Management)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2014 and 2013.

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
June 30, 2014 and December 31, 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management)

	June 30,	December 31,
	2014	2013
ASSETS
Current
Cash	$141,248	$214,372
Accounts receivable	150,976	27,144
Subscriptions receivable – Note 10	323,162	-
Inventories	845,145	30,821
Prepaid expenses	194,718	111,265

	1,655,249	383,602
Equipment – Notes 5 and 6	81,950	7,238
Intangible property – Note 5	100,000	-
Goodwill – Note 5	226,700	-
	$2,063,899	$390,840

LIABILITIES
Current
Accounts payable and accrued liabilities	$484,674	$165,584
Advances on private placement – Note 7	-	446,595
Promissory note payable – Note 5	450,000	-
Due to related parties – Note 8	42,610	26,782

	977,284	638,961
Convertible debentures payable – Note 9	375,617	-
Contingent consideration – Note 5	226,700	-
	1,579,601	638,961
SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share capital – Note 10	21,889,807	20,088,194
Contributed surplus	3,253,688	3,164,162
Accumulated other comprehensive income	(10,562)	5,314
Deficit	(24,069,148)	(22,937,427)
Attributable to parent	1,063,785	320,243
Attributable to non-controlling interest	(579,487)	(568,364)

	484,298	(248,121)
	$2,063,899	$390,840

Nature of Operations – Note 1
Commitment – Note 10
Contingency – Note 15

APPROVED BY THE DIRECTORS:

“Elston Johnston”	Director	“Brian Findlay”	Director
Elston Johnston		Brian Findlay

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
for the three and six months ended June 30, 2014 and 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Sales	$201,274	32,361	$446,855	$52,899
Cost of goods sold	56,825	18,669	139,868	27,405

Gross profit	144,449	13,692	306,987	25,494

Expenses
Administration and general – Schedule 1	788,832	629,673	1,217,667	828,222
Marketing	50,601	44,244	66,933	61,087
Research and development	24,150	26,969	45,796	54,264
Interest	8,410	1,112	23,921	2,168
Amortization	4,339	-	5,988	-
Stock-based compensation – Note 10	19,121	62,841	89,526	126,992

	895,453	764,839	1,449,831	1,072,733

Net loss for the period	(751,004)	(751,147)	(1,142,844)	(1,047,239)

Other Comprehensive (Loss) Income
Exchange differences on translating into functional currency	(34,185)	25,314	(15,876)	40,911

Total comprehensive loss for the period	$(785,189)	$(725,833)	$(1,158,720)	$(1,006,328)

Net loss attributable to non-controlling interest	(10,724)	(5,045)	(11,123)	(10,024)
Net loss attributable to parent	(740,280)	(746,102)	(1,131,721)	(1,037,215)

Net loss for the period	$(751,004)	$(751,147)	$(1,142,844)	$(1,047,239)

Total comprehensive loss attributable to non- controlling interest	(10,724)	(5,045)	(11,123)	(10,024)
Total comprehensive loss attributable to parent	(774,465)	(720,788)	(1,147,597)	(996,304)

Total comprehensive loss for the period	$(785,189)	$(725,833)	$(1,158,720)	$(1,006,328)

Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.00)	$(0.02)

Weighted average number of shares outstanding	89,227,220	59,426,970	82,253,753	58,587,588

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2014 and 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management)

	Six months ended
	June 30,
	2014	2013

Operating Activities
Net loss for the period	$(1,142,844)	$(1,047,239)
Charges to income not affecting cash:
Amortization	5,988	-
Unrealized foreign exchange	(19,545)	24,110
Non-cash compensation charge	89,526	126,992

	(1,066,875)	(896,137)
Changes in non-cash working capital balances related to operations:
Accounts receivable	176,359	(18,801)
Subscriptions receivable	(323,162)	-
Inventories	(56,041)	3,097
Prepaid expenses	(84,927)	(2,570)
Accounts payable and accrued liabilities	174,533	(226,310)

	(1,180,113)	(1,140,721)
Financing Activities
Increase (decrease) in due to related parties	16,427	(437,399)
Increase (decrease) in advances on private placement	(423,940)	188,228
Increase (decrease) in promissory note payable	(150,000)	-
Increase in convertible debentures payable	365,351	-
Proceeds from issuance of common shares	1,801,613	1,614,050

	1,609,451	1,364,879
Investing Activity
Acquisition of Videoware assets – (Note 5)	(500,000)	-

Effect of unrealized foreign exchange gain or loss on cash	(2,462)	(8,623)

Increase (decrease) in cash during the period	(73,124)	215,535

Cash, beginning of the period	214,372	27,139

Cash, end of the period	$141,248	$242,674

Supplementary Disclosure of Statements of Cash Flows Information
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
CONDENSED INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the six months ended June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management)

				Accumulated
	Common Stock			Other		Non-
	Issued		Contributed	Comprehensive		Controlling
	Shares	Amount	Surplus	Income (loss)	Deficit	Interest	Total

Balance, December 31, 2012	58,304,720	$17,872,166	$3,158,054	$(32,226)	$(21,187,485)	$(547,158)	$(736,649)
Shares issued for cash:
Pursuant to a private placement – at CND$0.10	16,650,000	1,614,050					1,614,050
Shares issued as finders fees	699,000	67,761					67,761
Share issue cost		(67,761)					(67,761)
Fair market value of stock based compensation	-	-	126,992	-	-	-	126,992
Exchange differences on translating foreign operation	-	-	-	40,911	-	-	40,911
Net loss for the period	-	-	-	-	(1,037,215)	(10,024)	(1,047,239)
Balance, June 30, 2013	75,653,720	$19,486,216	$3,285,046	$8,685	$(22,224,700)	$(557,182)	$(1,935)
Shares issued for cash:
Pursuant to a private placement – at CND$0.10	3,525,000	339,504	-	-	-	-	339,504
On exercise of share purchase options – at CND$0.10	725,000	69,827	-	-	-	-	69,827
Fair value of options exercised	-	192,647	(192,647)	-	-	-	-
Fair market value of stock based compensation	-	-	71,763	-	-	-	71,763
Exchange differences on translating foreign operation	-	-	-	(3,371)	-	-	(3,371)
Net loss for the period	-	-	-	-	(712,727)	(11,182)	(723,909)
Balance, December 31, 2013	79,903,720	20,088,194	3,164,162	5,314	(22,937,427)	(568,364)	(248,121)
Shares issued for cash:
Pursuant to private placements – at CND$0.10	19,480,000	1,801,613	-	-	-	-	1,801,613
Shares issued as finders fees	722,000	65,991	-	-	-	-	65,991
Share issue cost	-	(65,991)	-	-	-	-	(65,991)
Fair market value of stock based compensation	-	-	89,526	-	-	-	89,526
Exchange differences on translating foreign operation	-	-	-	(15,876)	-	-	(15,876)
Net loss for the period	-	-	-	-	(1,131,721)	(11,123)	(1,142,844)
Balance, June 30, 2014	100,105,720	$21,889,807	$3,253,688	$(10,562)	$(24,069,148)	$(579,487)	$484,298

SEE ACCOMPANYING NOTES

VALDOR TECHNOLOGY INTERNATIONAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management)

Note 1	Nature of Operations

The Company was incorporated under the British Columbia Company Act on March 19, 1984 and is publicly traded on the TSX Venture Exchange.During the six months ended June 30, 2014, the Company’s principal businesses were the design, manufacturing and sale of fiber optic products and the sale of streaming video products.

The address of the Company’s corporate office is 450 - 789 West Pender Street, Vancouver, BC V6C 1H2 and the Company’s fiber optic division’s operations are at 3116 Diablo Avenue, Hayward, California 94545 and its streaming video division’s operations are at 660 - 1321 Valwood Parkway, Carrollton, Texas 75006.

Note 2	Basis of Preparation

a)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) IAS 34 “Interim Financial Reporting”.

These condensed interim consolidated financial statements do not include all of the information and disclosures required to be included in annual consolidated financial statements prepared in accordance with IFRS. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2013.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 29, 2014.

b)	Going Concern

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company was not expected to continue operations for the foreseeable future. As at June 30, 2014, the Company has not achieved profitable operations and has accumulated losses of $24,069,148 since inception and expects to incur further losses in the development of its business which casts significant doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations to generate funds and/or its ability to raise equity capital or borrowings sufficient to meet its current and future obligations. Although the Company has been successful in the past in raising funds to continue operations and management is intending to secure additional financing as may be required, there is no assurance it will be able to do so in the future. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 2

Note 2	Basis of Preparation – (cont’d)

c)	Basis of Measurement

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. See Note 4 for use of estimates and judgements made by management in the application of IFRS.

The condensed interim consolidated financial statements have been prepared on a historical cost basis and have been presented in US dollars. The Company’s functional currency is the Canadian dollar as it is the currency in which the majority of the funding is obtained to continue operations.

Note 3	Significant Accounting Policies

These condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the Company’s annual audited consolidated financial statements for the year ended December 31, 2013.

The Company’s significant accounting policies are disclosed in Note 3 to the annual financial statements and these condensed interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2013.

Standards, Amendments and Interpretations Not Yet Effective

The following new standards and interpretations are not yet effective and have not been applied in preparing these condensed interim consolidated financial statements. The Company is currently evaluating the potential impacts of these new standards; however, the Company does not expect them to have a significant effect on its financial statements.

•

IFRS 9, Financial Instruments (effective January 1, 2015) introduces new requirements for the classification and measurement of financial assets, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 3

Note 4	Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

a)	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 10.

b)	Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 4

Note 4	Use of Estimates and Judgments – (cont’d)

c)	Functional currency

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and the US dollar is the functional currency of the subsidiary, management considered the currency that mainly influences the costs of providing goods and services in each jurisdiction in which the Company operates.

Note 5	Business Acquisition

By an agreement dated February 14, 2014, effectively approved on February 24, 2014 by the TSX Venture Exchange, the Company acquired 100% of the business and all the assets of Videoware Inc (‘Videoware’); a wholly owned subsidiary of ViewCast.com Inc. located in Grapevine, Texas for consideration of $1,100,000 cash and the assumption of debt.

The transaction was accounted for using the purchase method of accounting as an acquisition of assets by the Company. The allocation of the purchase price is based on the assets acquired measured at the fair value at the date of the acquisition. The allocation of the purchase price to the assets acquired is as follows:

Accounts receivables	$300,675
Inventories	758,283
Machinery and equipment	80,700
Intangible property (patents and trademarks)	100,000
Goodwill	226,700

1,466,358
Assumption of liabilities	(139,658)

Fair value of assets acquired	$1,326,700

Consideration paid:
Cash	$500,000
Promissory note (non-interest bearing, unsecured, due on demand)	600,000
Contingent consideration	226,700

$1,326,700

The fair value of the accounts receivable acquired as part of the purchase approximates their gross carrying value. The Company incurred legal fees on the acquisition in the amount of $25,231, which was shown as part of legal and accounting fees in the Schedule 1 to the consolidated financial statements.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 5

Note 5	Business Acquisition – (cont’d)

In addition the Company will pay a royalty of 7% of the gross product sales to Videoware for a period of five years commencing on July 1, 2014 with a maximum paid royalty of $1,750,000. The fair value of the contingent consideration associated with these royalties was based on management’s projection of royalties over the royalty period in the amount of $584,500 using a discount rate of 25%. The projected gross royalties of $584,500 are based on a range of gross sales from $1,000,000 to $2,500,000.

Note 6	Equipment

	June 30, 2014
		Accumulated
	Cost	Amortization	Net

Equipment	$88,282	$6,332	$81,950

	December 31, 2013
		Accumulated
	Cost	Amortization	Net

Equipment	$7,581	$343 $	7,238

Note 7	Advances on Private Placements

The advances on private placements are non-interest bearing, unsecured and due on demand.

Note 8	Due to Related Parties

Due to related parties, representing amounts due to current directors and officers of the Company and companies controlled by directors and officers, are non-interest bearing, unsecured and are due on demand.

Note 9	Convertible Debentures Payable

During the period, the Company issued CDN$401,000 convertible debentures of which 20% of the principal amount of the debentures may be convertible into units consisting of one common share and one non-transferable share purchase warrant at CDN$0.10 of principal outstanding. Each warrant will have a term of three years from the date of issuance of the debentures and entitle the holder to purchase one common share. The non-transferable share purchase warrants are exercisable at the price of CDN$0.20 per share. The convertible debentures are unsecured, bear interest at 12% per annum and have maturity dates ranging from November 19, 2016 to March 2, 2017.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 6

Note 10	Share Capital

a)	Authorized:

Unlimited common shares without par value
50,000,000 preferred shares without par value

Nature and Purpose of Equity and Reserves:

The reserves recorded in equity on the Company’s Statement of Financial Position include ‘Contributed Surplus’, ‘Accumulated Other Comprehensive Income/loss, ‘Accumulated Deficit’ and ‘Non Controlling Interest”.

‘Contributed Surplus’ is used to recognize the value of stock option grants prior to exercise and the allocate value of the warrants granted as part of unit issuances.

‘Accumulated Other Comprehensive Income/loss’ is used to record the change in cumulative foreign currency adjustment on conversion from the functional currency of the parent to the presentation currency.

‘Accumulated Deficit’ is used to record the Company’s change in deficit from earnings from year to year.

‘Non Controlling Interest” is used to record the change in equity in a subsidiary not attributable, directly or indirectly, to the Company.

b)	Commitments

Stock-Based Compensation Plan

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to a maximum of 20% of the issued and outstanding common shares to officers, directors, employees and consultants. The exercise price of each option is not less than the market price of the Company’s stock on the trading day immediately before the date of grant, subject to a minimum of CDN $0.10 per common share. No options will be exercisable until it has vested. Options vest at 25% on a quarterly basis unless specified by the board. The options are for a maximum term of five years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price in accordance with the stock option plan.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 7

Note 10	Share Capital – (cont’d)

b)	Commitments - (cont’d)

Stock-Based Compensation Plan – (cont’d)

A summary of the status of the stock option plan as of June 30, 2014 and 2013 and changes during the periods then ended on those dates is presented below:

	2014		2013
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at the beginning of the period	5,077,500	CDN$0.12	6,442,500	CDN$0.13
Granted	4,325,000	CDN$0.10	1,335,000	CDN$0.13
Expired/forfeited	(127,500)	CDN$0.15	(950,000)	CDN$0.16

Options outstanding at end of the period	9,275,000	CDN$0.12	6,827,500	CDN$0.13

Options exercisable at end of the period	5,460,000		4,721,250

At June 30, 2014, the Company has 9,275,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Expiry Date

250,000	CDN $0.20	August 10, 2014
300,000	CDN $0.20	August 28, 2014
140,000	CDN $0.16	December 8, 2015
350,000	CDN $0.11	January 23, 2016
400,000	CDN $0.18	March 16, 2016
415,000	CDN $0.15	October 16, 2016
1,600,000	CDN $0.10	November 23, 2017
510,000	CDN $0.10	December 19, 2017
735,000	CDN $0.13	January 7, 2018
600,000	CDN $0.13	May 14, 2018
400,000	CDN $0.10	February 3, 2019
3,575,000	CDN $0.10	March 11, 2019

9,275,000

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 8

Note 10	Share Capital – (cont’d)

b)	Commitments - (cont’d)

Stock-Based Compensation Plan – (cont’d)

As of June 30, 2014, the 9,275,000 share purchase options outstanding have a weighted average remaining contractual life of 3.58 years.

Stock-based compensation charges are expensed for stock options granted and vested with a corresponding increase to contributed surplus. Upon exercise of stock options, consideration paid on the exercise of stock options and purchase of stock is credited to share capital.

During the six months ended June 30, 2014, the Company recorded stock-based compensation expense of $89,526 (June 30, 2013: $126,992) on revaluation of stock options as of the reporting period and for stock options vested during the period. The fair value of share purchase options granted was estimated on the grant date for options granted to employees and each vesting date for options granted to consultants using the Black Scholes option pricing model. The assumptions used in calculating fair value were as follows: 1.13% - 1.63% (June 30, 2013 – 1.10% - 1.50%) risk free rate, 0% (June 30, 2013 – 0%) dividend yield, 82% - 140% (June 30, 2013 - 84% – 138%) expected volatility and 3.72 – 5.00 years (June 30, 2013 – 3.5 – 5.00 years) weighted average expected stock option life.

Share Purchase Warrants

On February 18, 2014, the Company completed a non-brokered private placement for a total of 5,280,000 units at a price of CDN$0.10 per unit for gross proceeds of CDN$528,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of CDN$0.20 on or before February 18, 2017. Finders’ fees of 497,000 units were paid in respect to this financing and have similar terms as the non-brokered private placement.

The Company fair valued the finders’ units at $45,023 consisting of $45,023 for the 497,000 shares which are valued at CDN$0.10 per share and $nil for the 497,000 share purchase warrants, also using the residual value method.

On June 23, 2014, the Company completed a non-brokered private placement for a total of 14,200,000 units at a price of CDN$0.10 per unit for gross proceeds of CDN$1,420,000. As at June 30, 2014, the Company had received cash of CDN $1,075,000 towards this private placement. The balance owing from the subscribers in the amount of CDN$345,000 was received subsequent to June 30, 2014. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of CDN$0.20 on or before June 23, 2017. Finders’ fees of 225,000 units were paid in respect to this financing and have similar terms as the non-brokered private placement.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 9

Note 10	Share Capital – (cont’d)

b)	Commitments - (cont’d)

Share Purchase Warrants – (cont’d)

The Company fair valued the finders’ units at $20,968 consisting of $20,968 for the 225,000 shares which are valued at CDN$0.10 per share and $nil for the 225,000 share purchase warrants, also using the residual value method.

A summary of the status of share purchase warrants as of June 30, 2014 and 2013 and changes during the periods then ended on those dates is presented below:

	2014		2013
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Balance, beginning of the period	35,101,000	CDN$0.20	14,227,000	CDN$0.20
Issued	20,202,000	CDN$0.20	17,349,000	CDN$0.20

Balance, end of the period	55,303,000	CDN$0.20	31,576,000	CDN$0.20

At June 30, 2014, the Company has 55,303,000 share purchase warrants outstanding as follows:

Number	Exercise Price	Expiry Date

14,227,000	CDN $0.20	November 23, 2015
20,874,000	CDN $0.20	June 10, 2016
5,777,000	CDN $0.20	February 18, 2017
14,425,000	CDN $0.20	June 23, 2017

55,303,000

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 10

Note 11	Related Party Transactions

The Company incurred the following revenues and expenses with directors and officers of the Company and companies controlled by directors:

	Three months ended		Six months ended
	June 30		June 30,
	2014	2013	2014	2013
Administrative expenses
Office and miscellaneous – secretarial services	$1,041	$2,504	$3,872	$3,297
Rent	5,992	6,288	11,917	12,578
Stock-based compensation	5,676	716	20,303	772
	12,709	9,508	36,092	16,647
Key management compensation
Consulting fees	125,273	124,559	169,920	202,499
Management fees	34,166	51,506	68,332	73,815
Salaries, wages and benefits	21,814	-	44,299	-
Stock-based compensation	4,180	10,384	16,027	27,620
	185,433	186,449	298,578	303,934
	$198,142	$195,957	$334,670	$320,581

These transactions were measured by the amounts agreed upon by the related parties.

Included in prepaid expenses at June 30, 2014 is $2,042 (December 31, 2013: $2,049) of prepaid rent paid to a company controlled by a director.

Included in advances on private placement at June 30, 2014 is $Nil (December 31, 2013: $70,500) owing to a director.

Note 12	Segmented Information and Economic Dependence

The Company’s principal business location and operations are in Hayward, California in the United States of America. During the six months ended June 30, 2014, the Company was economically dependent on two (2013: five) customers each accounted for more than 10% of sales and in aggregate accounted for 55% (2013: 79%) of sales.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 11

Note 12	Segmented Information and Economic Dependence – (cont’d)

The Company’s sales revenues are allocated to geographic segments for the three and six months ended June 30, 2014 and 2013 are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

United States of America	$162,479	$20,936	$303,034	$33,276
Asia	17,006	-	92,907	-
Europe	21,083	10,699	25,333	13,699
Other	706	726	25,581	5,924

	$201,274	$32,361	$446,855	$52,899

Net losses

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Canada	$572,272	$667,071	$957,460	$880,179
United States of America	178,732	84,076	185,384	167,060

	$751,004	$751,147	$1,142,844	$1,047,239

Total Assets

	June 30,	June 30,
	2014	2013

Canada	$660,031	$257,034
United States of America	1,403,868	80,781

	$2,063,899	$337,815

Note 13	Financial Instruments

Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments.

Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 12

Note 13	Financial Instruments – (cont’d)

Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments.

Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company classifies and measures its financial instruments as follows:

•	Cash and accounts receivables are classified as loans and receivables. Their fair value approximates their carrying value due to their short term nature.

•	Accounts payable and accrued liabilities, advances on private placements and due to related parties are classified as other financial liabilities and are measured at fair value at inception.

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has valued its cash and cash equivalents using Level 1. Accounts receivable, accounts payable and accrued liabilities, advances on private placements and due to related parties’ carrying amounts approximate their fair values due to their short term nature.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent losses.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 13

Note 13	Financial Instruments – (cont’d)

b)	Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. The Company may seek additional financing through equity offerings and advances from related parties, but there can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates.

d)	Foreign Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Company’s operations are carried out in the United States of America, however the majority of financing is carried out in Canada. The parent company’s operations are in Canada and operate in Canadian dollars. As at June 30, 2014, the Company has Canadian dollars cash of $148,980 (December 31, 2013: $215,620), accounts payable of $256,866 (December 31, 2013: $97,656), advances on private placement of $Nil (December 31, 2013: $475,000) due to related parties of $45,490 (December 31, 2013: $20,534). These factors expose the Company to foreign currency exchange rate risk, which could have a material adverse effect on the profitability of the Company. The Company currently does not plan to enter into foreign currency future contracts to mitigate this risk.

Note 14	Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern to pursue the development of fiber optics business and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. In the management of capital, the Company includes the components of shareholders’ equity, as well as cash.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

Valdor Technology International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2014
(Stated in US Dollars)
(Unaudited - Prepared by Management) – Page 14

Note 14	Management of Capital – (cont’d)

The Company is dependent on the capital markets as its main source of operating capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support.

The Company is not subject to any external capital requirements

Note 15	Contingency

The Company is required to file certain foreign reporting information tax returns, and may be exposed to interest and penalties, estimated by management to be $119,000. Management believes it is unlikely that any interest and penalties would be assessed once the Company files the forms to comply with the filing requirement, and accordingly has not accrued any amounts in the financial statements.

Note 16	Subsequent Events

On August 1, 2014, the Company granted 200,000 share purchase options exercisable at $0.10 per share expiring on August 1, 2019. These share purchase options vest at 25% on the date of grant and 25% every six months thereafter.

VALDOR TECHNOLOGY INTERNATIONAL INC.	Schedule I
CONDENSED INTERIM CONSOLIDATED SCHEDULE OF ADMINISTRATIVE AND
GENERAL EXPENSES
for the three and six months ended June 30, 2014 and 2013
(Stated in US Dollars)
(Unaudited - Prepared by Management)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Consulting fees – Note 11	$415,856	$461,473	$549,343	$542,586
Entertainment and travel	15,537	15,975	24,606	27,402
Investor relations	13,862	4,418	47,944	5,905
Legal and accounting fees	29,668	14,958	93,921	26,723
Licenses and permits	908	229	1,951	1,297
Management fees – Note 11	34,166	51,506	68,332	73,815
Office and miscellaneous – Note 11	21,384	10,364	36,606	20,349
Rent – Note 11	22,162	15,275	36,472	27,663
Repairs and maintenance	70,111	1,154	85,200	2,215
Salaries, wages and benefits – Note 11	132,815	33,280	223,999	67,010
Stock exchange filing fees	23,049	15,417	33,939	21,168
Telephone and utilities	7,467	4,563	11,539	9,131
Transfer agent fees	1,847	1,061	3,815	2,958

	$788,832	$629,673	$1,217,667	$828,222